FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	November, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

Enclosures:

Press Release, dated November 22th, 2005, relating to: Lafarge Boral Gypsum in Asia invests in Vietnam

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 22, 2005

LAFARGE BORAL GYPSUM IN ASIA INVESTS IN VIETNAM

Lafarge Boral Gypsum in Asia (LBGA), the 50/50 joint venture between Lafarge and Boral in plasterboard in Asia, announces that its wholly owned subsidiary, Lafarge Boral Gypsum Vietnam (LBGV), has started the construction of a plasterboard plant in the Ho Chi Minh City area of Vietnam. This plant will be the first plasterboard plant to be built and operated in Vietnam.

LBGV was granted a business license to build and operate this plant in May 2005 and recently acquired an appropriate site. Plasterboard production capacity is expected to be 10 million m2 per annum initially and the site allows flexibility to increase capacity in the future. The total investment, including land, is expected to be around US$13 million and the new plant is expected to be in operation during 2006.

LBGA has established a leadership position in the Vietnam plasterboard market over the last four years through the import of plasterboard products and systems. During that time the market has developed rapidly and plasterboard systems are now more widely known and used in Vietnam. As a result, LBGV is now able to invest in domestic manufacturing capacity and so provide better service and more flexibility to its customers.

Notes to Editors:

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates and Concrete, Roofing and Gypsum. Lafarge employs 77 000 people in 75 countries and posted sales of 14.4 billion in 2004. Lafarge, which first moved into Vietnam in 2001, is currently building a cement grinding plant on the Long Tau river, 20km south-east of Ho Chi Minh City in Dong Nai province, which is set to be operational early next year.

Boral is Australia’s largest building and construction materials supplier, and has significant operations in the USA and in Asia. With some A$4 billion worth of sales, Boral has over 15,100 employees working across 650 operating sites.

Page 2 of 4 Total Pages

Contacts:

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brindamour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Gypsum business are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 22th, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 4 of 4 Total Pages